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Exhibit 99.1

October 25, 2002

Board of Directors
Tumbleweed, Inc.
2301 River Road, Suite 200
Louisville, Kentucky 40206

Ladies and Gentlemen:

        Due to the softness in the economy and the restaurant industry, the tightening of available financing terms and the resulting likelihood of an extended time frame before seeing a return on my investment, I have concluded that the proposed tender offer will no longer meet my investment objectives with respect to my Tumbleweed, Inc. shareholdings.

        Therefore, I am no longer interested in purchasing shares of common stock of Tumbleweed, Inc. and have decided at this time to consider opportunities for selling all or a portion of my interests. I have so advised Terrance A. Smith, David M. Roth, George Keller, Minx M. Auerbach and Lewis Bass (together with myself, the "Reporting Persons").

        Accordingly, I am writing to inform you that I am immediately withdrawing from the group of Reporting Persons who have made the offer, dated May 31, 2002, to acquire all of the outstanding common stock of Tumbleweed, Inc. The offer is accordingly hereby withdrawn.

Sincerely,
/s/ GERALD MANSBACH Gerald Mansbach

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  Exhibit 99.1